By Edgar "CORRESP"

                                                               November 25, 2005

Mr. Daniel Lee
United States Securities and Exchange Commission
Washington, D. C. 20549-0303


Re: ALLIANCE DISTRIBUTORS HOLDING INC. AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 FILED ON NOVEMBER 17, 2005 FILE NO. 333-128892


Dear Mr. Lee:

      Thank you for your letter of November 22, 2005. At your request, we are responding with this supplemental letter.

      You noted that our Form 8-K filed on October 17, 2005 provided as an exhibit the press release dated October 14, 2005 in which we discussed the engagement of Sanders Morris Harris as placement agent for our prospective $60 million private placement. You further noted that it does not appear that the company availed itself of the safe harbor set forth in Rule 135c under the Securities Act regarding notices of proposed unregistered offerings. You asked us to provide you with our analysis as to how our press release dated October 14, 2005 does not constitute an offering of securities and is otherwise consistent with the requirements of Section 5(c) of the Securities Act.

      The press release emphasized that "the terms of any securities that the company may issue in any offering and the valuation at which any securities may be issued are subject to the joint agreement of Alliance and [Sanders Morris Harris]".

      The press release also noted that proceeds of the offering would be used primarily to fund an acquisition for which Alliance had signed a non-binding letter of intent. Finally, the press release noted that no binding agreement had been signed with the potential seller in the contemplated acquisition.

      The description of the events in the press release remains accurate today, nearly six weeks after the press release was issued. No securities have been offered, no binding agreement has been reached in the acquisition, no offering described in the press release will be made if ultimately there is no agreement, no offering memorandum has been finalized or delivered, and the price and terms of any securities that might be issued in an offering have not yet been determined by agreement of the Company and Sanders Morris Harris.

      Rule 135c is directed towards a notice of an "offer" which contains "the title, amount and basic terms of the securities offered." It provides that compliance with the Rule, which also requires that the underwriters not be named, results in the notice not being "deemed to offer any securities for sale."

      As already noted, both at the time of the press release and as of today, no securities have been offered for sale at any price, and there exist no title, price or terms for any securities that ultimately may be offered for sale. Accordingly, the issuer determined that it did not require the safe haven of Rule 135c to issue its press release.

      Conversely, the issuer determined that the interests of shareholders and investors are served by prompt public dissemination of all aspects of a transaction -- including its contingent and inchoate nature -- that could materially affect the public interest. Accordingly, the issuer had an affirmative duty to apprise investors of the information in the press release, all of which it deemed material.

                                                   Sincerely,


                                                   /s/ Jay Gelman
                                                   -----------------------------
                                                   Jay Gelman
                                                   Chief Executive Officer